UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Hemispherx Biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42366C301

(CUSIP Number)

Thomas K. Equels

Hemispherx Biopharma, Inc.

2117 SW Highway 484

Ocala, Florida 3447388

(407) 839-0095

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42366C301

1	NAME OF REPORTING PERSONS THOMAS K. eQUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,123,307
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,123,307
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,976,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON IN

* Based upon 64,425,318 shares of Common Stock issued and outstanding as of April 3, 2109 according to the Company’s records.

CUSIP No. 42366C301

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Hemispherx Biopharma, Inc., an imuno-pharma company incorporated in the state of Delaware (the “Company”), having its principal executive offices at 2117 SW Highway 484, Ocala, Florida 34473.

Item 2. Identity and Background.

(a) Thomas K. Equels.

(b) The business address of the Reporting Persons is 2117 SW Highway 484, Ocala, Florida 34473.

(c) The Reporting Person is the Chief Executive Officer, President, and a Director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Equels is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned and acquired by the Reporting Person through the date of this Schedule 13D were acquired: (a) with the personal funds of the Reporting Person; (b) pursuant to his employment agreement; (c) pursuant to periodic programs and grants implemented by the Company’s Board pursuant to the Company’s equity incentive plans; and (d) from his exercise of rights in the Company’s Rights Offering that closed in March 2019 (the “Rights Offering”).

Item 4. Purpose of Transaction.

The Reporting Person obtained the shares of Common Stock held by him for investment purposes. The Reporting Person, who is the Chief Executive Officer, President and a Director of the Company, also participates in and intends to continue to participate in and influence the affairs of the Company.

The Reporting Person, pursuant to his employment agreement, pursuant to Company options, warrants and preferred stock owned by him, and pursuant to periodic programs and grants implemented by the Company’s Board pursuant to the Company’s equity incentive plans, has rights to acquire additional shares of Common Stock. The Reporting Person also has rights in the event of certain material Company transactions as set forth in his employment agreement and other documents filed herewith or incorporated by reference herein. For more information, please see the Reporting Person’s employment agreement, Rights Offering Warrant (as defined below) as well as the Company’s Certificate of Designations for the Company’s Series B Convertible Preferred Stock, , incorporated herein by reference, respectively, as Exhibits 99.1 to 99.3

Item 5. Interest in Securities of the Issuer.

(a, b and d) As of the date hereof, the Reporting Person beneficially own 3,976,414 shares of Common Stock, representing 5.9% of the outstanding shares of Common Stock (based upon 64,425,318 shares of Common Stock issued and outstanding as of April 3, 2109 according to the Company’s records). The shares of Common Stock beneficially owned by the Reporting Person include an aggregate of 2,853,107 shares of Common Stock that he has the right to acquire pursuant to Company options and warrants owned by him.

CUSIP No. 42366C301

(c) The Reporting Person’s percentage ownership of Common Stock exceeded 5% for the first time on October 17, 2018 when he was issued options to purchase 284,091 pursuant to the “50% Deferral Program” (see below). The Reporting Person did not acquire any securities of the Company within the 60 days prior thereto. On October 25, 2018, he purchased 100,000 shares pursuant to the Company Purchase Plan (see below). On January 28, 2019, he received options to purchase 426,136 shares of Common Stock pursuant to the “50% Deferral Program” (see below). In March 2019, the Company issued to him 6.5 shares of Series B Convertible Preferred Stock (convertible into 325,000 shares of Common Stock) and Warrants to purchase 325,000 shares of Common Stock (the “Rights Offering Warrants) in the “Rights Offering” (see below). On March 4, 2019, he converted all of his Series B Convertible Preferred Stock into 325,000 shares of Common Stock.

Employment Agreement. Pursuant to his employment agreement, the Reporting Person is entitled to non-qualified annual options exercisable for a ten year period to purchase 300,000 shares of the Company common stock with an exercise price equal to 110% of the closing price of the Company’s common stock on the NYSE American on trading day immediately prior to the grant of the options. His employment agreement also provides that, in the event of a change in control of the Company as defined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission of March 29, 2011, the term of his employment agreement shall automatically be extended for three additional years.

Company Purchase Plan. In March 2017, the Company’s Board of Directors authorized the Company’s directors, officers and employees to purchase from the Company in private transactions up to $500,000 worth of shares of Company Common Stock at the closing market price on the trading day before such purchase. Pursuant to this Plan, the Reporting Person purchased 100,000 shares on October 25, 2018 at a price of $0.20 per share, the closing price of the stock on the NYSE American on October 24, 2018.

50% Deferral Program. The Board of Directors implemented a program that commenced on August 16, 2018 pursuant to which certain officers agreed to defer 50% of their salaries until cash is available. In consideration of the officers’ agreement to defer salary, the Company subsequently issued options to the officers. In this regard, on October 17, 2018 and January 28, 2019, the Company issued options to purchase 284,091 shares and 426,136 shares of the Company’s common stock, respectively, to the Reporting Person, both with an exercise price of $0.22 per share. The options are exercisable for a 10 year period with exercise prices based upon the closing market price of the Company’s common stock on the date of grant. As of April 1, 2019, the 50% Deferral Program was reduced to 25%.

Rights Offering. In March 2019, the Company completed a rights offering (the “Rights Offering”) to its stockholders and holders of certain of its option and warrant, pursuant to which the Company issued subscription rights to purchase an aggregate of 5,312 units, each unit consisting of one share of Series B Convertible Preferred Stock and 5,000 common stock warrants. Each share of Series B Convertible Stock is immediately convertible by the holder into 5,000 shares of Common Stock. Each Warrant is exercisable for a five year period to purchase one share of Common Stock at an exercise price of $0.20 per share, subject to adjustment. Additionally, at the option of the holder, on any trading day after 60 days after the closing date of the Rights Offering (commencing May 8, 2019), Warrantholders shall be permitted to exercise the Warrants, without any cash payment, for an aggregate number of warrant shares equal to the product of (i) the aggregate number of warrant shares that would be issuable upon exercise of the warrants if such exercise were by means of a cash exercise and (ii) 0.70.

The foregoing descriptions of the relevant terms of the Reporting Person’s employment agreement and Company Plans and Programs, as well as the Company’s Certificate of Designations for the Company’s Series B Convertible Preferred Stock, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, incorporated herein by reference, respectively, as Exhibits 99.1 to 99.3.

Other than as described above, the Reporting Person reports that he currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 42366C301

Although the Reporting Person currently has no specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock other than as described elsewhere in the Schedule 13D, the Reporting Person, consistent with his investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of his shares of Common Stock or his associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to the Reporting Person’s beneficiaries), depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit
No.	Description

99.1	Certificate of Designation of Preference, Rights and Limitations of Series B Convertible Preferred Stock. (Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed February 27, 2019 and is hereby incorporated by reference)

99.2	Form of Common Stock Purchase Warrant issued in the Rights Offering. (Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed February 27, 2019 and is hereby incorporated by reference)

99.3	Amended and restated employment agreement with Thomas K. Equels dated December 6, 2011. (Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed December 12, 2011 and is hereby incorporated by reference)

CUSIP No. 42366C301

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2019

/s/ Thomas K. Equels
THOMAS K. EQUELS